

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2011

<u>Via E-mail</u>
Mr. John J. Luttrell
Executive Vice President and Chief Financial Officer
American Apparel, Inc.
747 Warehouse Street
Los Angeles, California 90021

   Re: **American Apparel, Inc.**
      Form 10-K for the Year Ended December 31, 2010
      Filed March 31, 2011
      Preliminary Proxy Statement on Schedule 14A
      Filed May 19, 2011
      File No. 001-32697

Dear Mr. Luttrell:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ James Lopez (for)

            John Reynolds
            Assistant Director
            Office of Beverages, Apparel and
            Health Care Services